Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Income before income taxes	275,655	182,100	215,747	311,963	301,290
Equity investee losses (earnings)	2,143	2,586	158	1,216	—
Fixed charges, excluding capitalized amounts:
Interest expense, including amortization of financing costs	64,124	65,433	34,636	34,283	35,927
Interest portion of rent expense (1)	8,467	9,233	7,167	6,033	5,833
Amortization of capitalized interest	373	326	120	76	—

Earnings as defined	350,762	259,678	257,828	353,571	343,050
Fixed charges:
Interest expense, including amortization of financing costs	64,124	65,433	34,636	34,283	35,927
Interest portion of rent expense (1)	8,467	9,233	7,167	6,033	5,833
Capitalized interest	174	508	995	1,066	935

Fixed charges	72,765	75,174	42,798	41,382	42,695
Ratio of Earnings to Fixed Charges	4.8	3.5	6.0	8.5	8.0

(1)	One-third of rent expense is deemed to be a reasonable approximation of the interest portion of rent expense.